SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of November 2003
NASPERS LIMITED
(Translation of registrant's name into English)
Naspers Centre
40 Heerengracht
Cape Town
SOUTH AFRICA 8001
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F: Form 40-F:
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes:
No:

EXHIBIT LIST
Sequential

Exhibit
Description Page Number

*
Naspers Limited: Interim results
for the six months ended
September 30, 2003 dated
November 25, 2003

Interim Report
and withdrawal of cautionary
The results of the Naspers group for the six months ended
30 September 2003 are stated as follows:
Naspers Limited

(Registration number 1925/001431/06)
ISIN ZAE000015889
JSE share code: NPN
("Naspers")

Naspers's mission is to build
shareholder value by
operating subscriber management platforms that provide content, services and means of communication to paying users;
to license related technologies and to be
useful to the communities we serve

Segmental Review
Revenue
Ebitda
Six months ended 30 Sept
Six months ended 30 Sept
2003
2002
%
2003
2002
%
R'm
R'm
change
R'm
R'm
change
Subscriber platforms 3 754 3 805 (1) 654 268 144
-pay television 3 155 3 149 - 618 333 86
-internet 464 421 10 47 (68) +100
-technology 135 235 (43) (11) 3
Print media 1 298 1 124 15 219 186 18
Book publishing and private education 538 516 4 18 9 100
-publishing 269 233 15 (13) (19) 32
-education 269 283 (5) 31 28 11
Corporate services 3 - - (13) (8) (63)
5 593
5 445
3
878
455
93
O
perating profit before
amortisation and impairment
Operating profit
Six months ended 30 Sept
Six months ended 30 Sept
2003
2002
%
2003
2002
%
R'm
R'm
change
R'm
R'm
change
Subscriber platforms 445 (43) +100 295 (351) +100
-pay television 458 141 +100 397 (24)* +100
-internet 5 (178) +100 (63) (304) 79
-technology (18) (6) (200) (39) (23) (70)
Print media 163 135 21 156 132 18
Book publishing and private education 2 (6) +100 (12) (19) 37
-publishing (19) (25) 24 (19) (26) 27
-education 21 19 11 7 7
Corporate services (14) (8) (75) (14) (8) (75)
596
78
+100
425
(246)
+100
*Includes a once-off charge of R148 million for the impairment of programming rights.
Abridged Income Statement
Six months
Six months
Year
ended
ended
ended
30 Sept 2003
30 Sept 2002
31 Mar 2003
Reviewed
Reviewed
Audited
R'm
R'm
R'm
Revenue
5 593 5 445 11 187
Earnings before interest, tax, depreciation and amortisation (Ebitda) 878 455 1 191
Depreciation (282) (377) (664)
Operating profit before amortisation and impairment 596 78 527
Amortisation (171) (176) (342)
Impairment of programming rights (148) (155)
Operating profit/(loss) 425 (246) 30
Finance costs (208) (168) (223)
Share of equity-accounted results 28 83 169
Exceptional items 35 (397) 61
Profit/(loss) before taxation 280 (728) 37
Taxation (174) (92) (159)
Minority interest (88) 370 (162)
Net profit/(loss) from continuing operations 18 (450) (284)
Loss from discontinuing operations (154) (141)
Profit arising on discontinuance of operations 746 751
Net income attributable to shareholders
18
142
326
Headline earnings/(loss) for the period (R'm)
148
(143)
(33)
Headline earnings/(loss) per N ordinary share (cents) 57 (96) (19)
Earnings per N ordinary share (cents) 7 96 185
Fully diluted earnings per N ordinary share (cents) 7 96 185
Net number of shares issued (`000)
-at period-end 258 778 148 084 258 151
-weighted average for the period 258 465 148 084 176 556
-fully diluted weighted average 260 116 153 689 182 161

Abridged Balance Sheet
30 Sept
30 Sept
31 Mar
2003
2002
2003
Reviewed
Reviewed
Audited
R'm
R'm
R'm
ASSETS
Non-current assets
6 174 5 583 6 904
Property, plant and equipment 3 269 3 911 3 592
Goodwill and other intangibles 1 974 785 2 225
Investments and loans 650 442 734
Programme and film rights 115 380 227
Deferred taxation 166 65 126
Current assets 4 850 6 060 5 276
TOTAL ASSETS
11 024
11 643
12 180
EQUITY AND LIABILITIES
Share capital and reserves
2 942 763 3 511
Minority interest 172 706 301
Non-current liabilities 3 022 4 895 3 097
Capitalised finance leases 1 990 2 754 2 277
Liabilities - interest-bearing 681 1 576 412
- non-interest-bearing 112 369 191
Post-retirement medical liability 160 126 146
Deferred taxation 79 70 71
Current liabilities 4 888 5 279 5 271
TOTAL EQUITY AND LIABILITIES
11 024
11 643
12 180
Net asset value per N ordinary share (cents) 1 137 515 1 360
Abridged Statement of Changes in Equity
Six months
Six months
Year
ended
ended
ended
30 Sept 2003
30 Sept 2002
31 Mar 2003
Reviewed
Reviewed
Audited
R'm
R'm
R'm
Balance at beginning of period
3 511 1 386 1 386
Effect of adopting AC133 (335)
As restated 3 176 1 386 1 386
Movement in treasury shares 2 (731)
Share capital and premium issued 3 395
Foreign currency translations (166) (728) (828)
Movement in cash flow hedging reserve (10)
Net income attributable to shareholders 18 142 326
Dividends (78) (37) (37)
Balance at end of period
2 942
763
3 511
Abridged Cash Flow Statement
Six months
Six months
Year
ended
ended
ended
30 Sept 2003
30 Sept 2002
31 Mar 2003
Reviewed
Reviewed
Audited
R'm
R'm
R'm
Cash generated from operations 387 130 1 103
Dividends paid (82) (37) (37)
Cash flow from operating activities 305 93 1 066
Cash flow from investment activities (453) (496) 234
Cash flow from financing activities (244) (348) (636)
Net movement in cash and cash equivalents
(392)
(751)
664
Analysis of Exceptional Items
Six months
Six months
Year
ended
ended
ended
30 Sept 2003
30 Sept 2002
31 Mar 2003
Reviewed
Reviewed
Audited
R'm
R'm
R'm
Profit/(loss) on sale and revaluation of investments
and debt
37 (393) 127
Loss on dilution of interest in subsidiaries (2) (1)
Asset impairments and write-offs (4) (65)
Net exceptional items
35
(397)
61

Calculation of Headline Earnings
Six months
Six months
Year
ended
ended
ended
30 Sept 2003
30 Sept 2002
31 Mar 2003
Reviewed
Reviewed
Audited
R'm
R'm
R'm
Net income attributable to shareholders 18 142 326
Adjusted for:
-impairment of programming rights after minorities 57 70
-profit arising on discontinuance of operations (746) (751)
-exceptional items after tax and minorities (33) 232 29
-amortisation of goodwill after minorities 163 172 293
Headline earnings/(loss) 148 (143) (33)
Loss from discontinuing operations 47 35
Headline earnings from continuing operations 148 (96) 2
Adjusted for:
-foreign exchange translation differences (25) (22) (86)
-creation of deferred tax assets 3 (6) (58)
-amortisation of intangible assets 33 20 31
-AC133 fair value adjustments 100
Core headline earnings/(loss)
259
(104)
(111)
Supplementary Information
Six months
Six months
Year
ended
ended
ended
30 Sept 2003
30 Sept 2002
31 Mar 2003
Reviewed
Reviewed
Audited
R'm
R'm
R'm
Finance costs
208
168
223
-net interest paid 69 117 199
-interest on finance leases 77 125 238
-net foreign exchange differences (35) (74) (214)
-net fair value adjustments on derivatives 97
Investments and loans
650
442
734
-listed investments 381 289 619
-unlisted investments 269 153 115
Market value of listed investments 1 613 1 396 1 254
Directors' valuation of unlisted investments 269 153 115
Commitments
714
1 320
1 079
-capital expenditure 226 115 110
-programme and film rights 346 952 782
-network and other commitments 104 253 186
-decoder commitments 38 1
Operating lease commitments
366
685
627
Commentary
HIGHLIGHTS
Highlights over the past six months include:
 •
The rand continued to strengthen during the period, resulting in a mixed impact on the group. On the positive side, there were considerable foreign currency input costs, which will now translate into lower rand costs. On the negative side, revenues generated outside of South Africa will now translate into fewer rands.
 • The pay-television operations in Greece, battered by ill-considered competition, advanced some distance in their drive to profitability.
 •
Tencent, the real-time communications company which operates the QQ platform in China, made progress, growing registered subscriptions to some 22 million. For the first time the internet segment reported a total net operating profit before amortisation.
 •
In the over-traded local print media segment, Daily Sun and Son continued to  grow rapidly.
FINANCIAL OVERVIEW
In total, the group's revenues for the period grew marginally to R5,6 billion.This flat revenue growth was partly a consequence of the stronger rand. In addition, the benefits of the appreciating rand were passed on to pay-television subscribers in South Africa, where none or only nominal subscription fee increases were introduced during the past year. Continued focus and effort to drive costs down resulted in operating profit, before amortisation and impairment charges, improving sharply to R596 million.
Net finance costs of R208 million were higher than for the equivalent period last year, mainly because of fair value adjustments required by AC133 of R97 million, R35 million relating to currency gains and R77 million to notional interest on financial leases, mostly for satellite transponders. Thus the net interest paid on borrowings was R69 million, compared with R117 million last year. This reduction is partially due to lower levels of debt and lower interest rates.
The share of equity-accounted results relates largely to the performance of M-Net and SuperSport. Both companies have been affected by the stronger rand, which has sharply reduced the rand value of their dollar-based revenues. The implementation of the new accounting standard AC133 also had a negative impact on their results.
The total tax charge increased to R174 million, largely as a result of the increased profitability of the group.
The net effect of the above was headline earnings from continuing operations of R148 million, compared with a loss in the equivalent period last year of R96million. As previously reported to shareholders, these headline earnings include certain items prescribed by South African Generally Accepted Accounting Practice ("SA GAAP"), which reduce their credibility as a measure of true operating performance. Our best estimate of such items include:
Currency translation gains R25 million
Creation of deferred tax assets (R3) million
Amortisation of intangible assets
(R33) million
Impact of AC133 (R100) million
(R111) million

The net effect of these prescribed accounting conventions was that reported headline earnings were negatively impacted by R111 million. Adjusting for these items would result in "core headline" earnings of R259 million, compared with a comparable reported loss of R104 million in the previous year.
On 30 September 2003 the group had net consolidated cash resources of R1,6 billion and interest-bearing liabilities of R0,9 billion, excluding capitalised satellite and other leases.

SUBSCRIBER PLATFORMS
Pay television In total, the pay-television subscriber base reflected marginal growth.The group now manages in excess of two million pay-television subscribers, 68% of whom subscribe to digital services.
Stable subscriber numbers, coupled with the stronger rand and only small subscription fee increases, saw pay-television revenues remain flat in rand terms. In contrast, operating profit before amortisation charges grew to R458 million.
The South African pay-television base sits at just above one million subscribers, whilst on the rest of the African continent the base grew to 269 000. Our pay- television and internet operations in South Africa have overlapping costs and functions and will move closer together in future.
In Greece, progress has been made and operating losses were significantly down compared with last year. The subscriber base has grown after the traditional summer churn and now stands at 274 000. Progress has also been made in securing local football rights at more realistic prices, which helped bolster the programme offer.
In Thailand, UBC's subscribers stand at 425 000 homes. This business, which is equity accounted, reported an operating profit before amortisation of R75 million. Although piracy remains a problem, the Thai economy has recovered well.

Internet
The internet segment grew revenues to R464 million. In excess of 40% of this revenue is generated outside South Africa, therefore the strong rand has a negative impact here.The segment reached profitability in total for the first time, recording a small operating profit before amortisation.
In South Africa, M-Web maintained its subscriber base around 240 000 . A concern is the stagnation of the dial-up market locally and the lack of local broadband services. The lack of innovation and regulatory limitations on South African fixed-line telephony is concerning. M-Web, however, continued to grow in other segments.
In Thailand, the group has 250 000 users, most of whom access the service on a prepaid basis. It is also the leading provider of on-line content and entertainment.
The group's principal activity in China is an interest in Tencent, a developer and operator of real-time communication and entertainment technologies and services. Tencent has built a position at the forefront of China's internet and wireless value-added service sector. As the operator of the largest Chinese- language instant-messaging and digital entertainment platform, QQ, it enjoys significant consumer recognition amongst China's 60 million internet users and 240 million mobile phone users. With some 22 million registered subscriptions across all its services, QQ generated revenue of US$36 million and an operating profit of US$21 million during the period. In August 2003,Tencent bought back some of its own shares, resulting in the Naspers group owning 50% of Tencent and the founding members owning the remaining 50%. Tencent was equity accounted from August 2003.

Technology
Irdeto Access, the group's primary technology business, continued its transition to a software business by further reducing its hardware sales. This, combined with the weak global market for conditional access products, had a negative effect on revenue. As a consequence, revenues and margins were down compared with the same period last year. Containing costs remains a prime focus until the market recovers. The encryption of premium content remains core to the technology focus of the group and, to this end, the group continues to invest in research and development, which will secure the integrity of its core subscriber businesses and potentially unlock new growth opportunities.

PRINT MEDIA
The newspaper and magazine businesses in South Africa had a satisfactory period, growing revenues by 15% and operating profits before amortisation by 21%. Here the stronger rand was beneficial. Certain titles, such as Daily Sun and Son, as well as some magazines, continued to show growth. However, many sectors in this market are overtraded and are heading for a shake-out. The printing operations had a good run and were able to pass on lower paper and ink costs to their customers.

BOOK PUBLISHING AND PRIVATE EDUCATION
The book publishing business had a stable interim period, with revenues growing by 15% to R269 million. Highlights, such as the success of the Harry Potter books, were balanced by more muted results elsewhere. Educor experienced static student enrolments. As a consequence, revenues were flat, whilst operating profits before amortisation were slightly up.These two businesses will be more closely integrated in future.

BLACK ECONOMIC EMPOWERMENT
The Welkom economic empowerment scheme was extended for three years. We believe that this will be beneficial to both the 17 000 previously disadvantaged individuals participating in the scheme and the group. The board took cognisance of recent communications by Government relating to economic empowerment and is studying their impact. The group supports the principle of economic empowerment and envisages launching suitable initiatives in future.

WITHDRAWAL OF CAUTIONARY
Shareholders are referred to the trading update and cautionary announcement dated 3 September 2003. In view of the publication of the interim results, the cautionary is now withdrawn.

BOARD OF DIRECTORS
To fill vacancies that arose with the recent retirement of directors, whilst also meeting a need for certain expertise, Fred Phaswana, Francine-Anne du Plessis and Rachel Jafta were appointed to the board in October 2003.

ACCOUNTING POLICIES
These abridged consolidated interim financial statements comply with South African Statements of Generally Accepted Accounting Practice and were prepared in accordance with AC127 Interim Financial Reporting. The same accounting policies and methods of computation have been followed in this interim report as in the annual financial statements for the year ended 31 March 2003, except for the adoption of AC133 Financial Instruments: Recognition and Measurement, as from 1 April 2003.These interim financial statement have been reviewed by the company's auditors, PricewaterhouseCoopers Inc, whose report is available for inspection at the registered offices of Naspers.

On behalf of the board
Ton Vosloo
Koos Bekker
Chairman
Managing director
25 November 2003
(For a more detailed exposition, visit the Naspers website at www.naspers.com)
Directors
T Vosloo (chairman), JP Bekker (managing director), JJM van Zyl, E Botha, LN
Jonker, NP van Heerden, SJZ Pacak, BJ van der Ross, GJ Gerwel, HSS Willemse,
F du Plessis, FTM Phaswana, RCC Jafta.
Company secretary
GM Coetzee
Registered office
40 Heerengracht, Cape Town 8001
(PO Box 2271, Cape Town 8000)
Transfer secretaries
Ultra Registrars (Proprietary) Limited,
Fifth Floor, 11 Diagonal Street, Johannesburg 2001
(PO Box 4844, Johannesburg 2000)
ADR Programme
The Bank of New York maintains a Global BuyDIRECT
(TM)
plan for Naspers
Limited. For additional information, please visit The Bank of New York's web site at www.globalbuydirect.com or call Shareholder Relations at 1-888-BNY-ADRS or 1-800-345-1612 or write to: The Bank of New York Shareholder Relations
Department GlobalBuyDIRECT
(TM)
Church Street Station
PO Box 11258, New York, NY 10286-1258, USA
www.naspers.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Naspers Limited

Date: November 25, 2003 by
By: /s/ Stephan J. Z. Pacak

Name: Stephan J. Z. Pacak
Title: Director